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NOVAMERICAN STEEL INC.
2007 First Quarter Report
For the three months ended February 24, 2007

2007 First Quarter Report
For the three months ended February 24, 2007

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

First Quarter Results

Sales for the first quarter of 2007 decreased by $8.5 million, or 4.3%, to $187.2 million from $195.7 million for the first quarter of 2006.

Tons sold and processed in the first quarter of 2007 decreased by 101,721, or 22.5%, to 350,585 tons from 452,306 in the first quarter of 2006.

The gross margin for the first quarter of 2007 decreased to 18.6% from 21.6% for the first quarter of 2006.

Net income for the first quarter of 2007 decreased by $3.7 million, or 41.4%, to $5.2 million, or $0.50 per share, versus $8.8 million, or $0.87 per share (or $0.85 after dilution), for the first quarter of 2006.

Operations

Business conditions during the Company's first quarter were weaker than originally anticipated. Demand for steel remained soft due to an ongoing industry-wide inventory correction by the service centers as well as weaker than expected end user demand in several manufacturing sectors. Weak automotive production adversely affected the volume of tons processed.

All dollar amounts are expressed in U.S. dollars.

Outlook

Management is expecting a stronger second quarter as seasonal factors and inventory replenishment lead to better customer demand. Recent announcements of price increases by the North American steel mills signal an end to the inventory correction and will likely lead to increases in both the Company's sales volume and gross margins. Import offers remain unattractively priced and imported steel is unlikely to have any impact on market conditions for the next two quarters.

D. Bryan Jones Chairman of the Board Chief Executive Officer

LaSalle, Québec
March 29, 2007

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
6001 Irwin Street
LaSalle, Québec
Canada    H8N 1A1
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Computer Shareholder Services Inc.
P.O. Box 43023
Providence, RI 02940-3023
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel Inc. and Subsidiaries
2007 First Quarter Report
In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income
and Retained Earnings
(unaudited)

	Three months ended
	February 24, 2007	February 25, 2006
	$	$
Net sales	187,190	195,702
Cost of sales	152,303	153,348

Gross margin	34,887	42,354

Operating expenses
Plant	10,516	11,762
Delivery	5,846	6,335
Selling	3,553	3,480
Administrative and general	7,476	7,315

	27,391	28,892

Operating income	7,496	13,462

Interest expense	271	780
Other revenue	(334)	(427)
Share in income of a joint venture	(2)	(189)

	(65)	164

Income before income taxes	7,561	13,298
Income taxes	2,383	4,455

Net income	5,178	8,843

Net income per share
Basic	$0.50	$0.87

Diluted	$—	$0.85

Weighted average number of shares outstanding	10,450,000	10,217,563

Comprehensive income
Net income	5,178	8,843
Changes in cumulative translation adjustment	(2,082)	3,940
Change in fair value of interest rate swap, net of deferred income taxes	—	30

	3,096	12,813

Retained earnings
Balance, beginning of period	266,018	221,720
Net income	5,178	8,843

Balance, end of period	271,196	230,563

Tons sold	203,392	215,868
Tons processed	147,193	236,438

	350,585	452,306

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	February 24, 2007	February 25, 2006
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	5,178	8,843
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,619	2,529
Share in income of a joint venture	(2)	(189)
Deferred income taxes	(38)	(516)
Gain on disposal of property, plant and equipment	(1)	—
Changes in working capital items
Accounts receivable	(3,377)	10,122
Income taxes receivable	21	2,361
Inventories	(227)	(15,311)
Prepaid expenses and other	(752)	(1,575)
Accounts payable and accrued liabilities	15,235	(9,823)
Income taxes payable	(3,220)	(1,004)

Net cash from (used for) operating activities	15,436	(4,563)

CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan to a corporation	36,837	17,305
Distribution from a joint venture	—	260
Additions to property, plant and equipment	(1,953)	(4,881)
Proceeds from disposal of property, plant and equipment	7	—
Other assets	(16)	(36)

Net cash from investing activities	34,875	12,648

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	972	(342)
Issue of common shares	—	4,113
Repayment of long-term debt	(38,312)	(108)

Net cash from (used for) financing activities	(37,340)	3,663

Effect of exchange rate changes on cash and cash equivalents	(295)	742

Net increase in cash and cash equivalents	12,676	12,490
Cash and cash equivalents, beginning of period	31,016	47,805

Cash and cash equivalents, end of period	43,692	60,295

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	341	872

Income taxes paid	5,240	3,285

Consolidated Balance Sheets
(unaudited)

	February 24, 2007	February 25, 2006	November 25, 2006
	(unaudited) $	(unaudited) $	(audited) $
ASSETS
Current assets
Cash and cash equivalents	43,692	60,295	31,016
Trade accounts receivable, net	112,051	114,757	109,609
Loan receivable	—	—	37,670
Income taxes receivable	1,555	347	—
Inventories	162,124	144,557	163,060
Prepaid expenses and other	2,851	3,051	2,096
Deferred income taxes	1,706	1,816	1,957

	323,979	324,823	345,408
Investment in a joint venture	1,750	2,066	1,748
Property, plant and equipment	104,983	106,482	106,309
Goodwill	12,994	12,994	12,994
Deferred income taxes	2,053	1,875	2,260
Other assets	255	672	328

	446,014	448,912	469,047

LIABILITIES
Current liabilities
Current portion of long-term debt	432	3,089	38,642
Bank indebtedness	1,483	2,398	513
Trade accounts payable and accrued liabilities	92,449	89,372	79,302
Trade accounts payable to a company controlled by a director	909	964	677
Trade accounts payable to a joint venture	702	1,282	592
Advances due to related parties	189	162	192
Income taxes payable	—	—	1,703
Deferred income taxes	280	35	290

	96,444	97,302	121,911
Long-term debt	2,498	41,764	2,645
Fair value of interest rate swap	—	20	—
Deferred income taxes	15,430	15,941	15,945

	114,372	155,027	140,501

SHAREHOLDERS' EQUITY
Share capital	38,904	38,904	38,904
Retained earnings	271,196	230,563	266,018
Accumulated other comprehensive income	21,542	24,418	23,624

	331,642	293,885	328,546

	446,014	448,912	469,047

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Novamerican Steel Inc.